DPW HOLDINGS, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

January 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	DPW Holdings, Inc.

Registration Statement on Form S-3

File No. 333-251995

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), DPW Holdings, Inc. respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on January 20, 2021, or as soon thereafter as possible.

The Company hereby confirms that it is aware of its responsibilities under the Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the registration statement. The Company hereby acknowledges that:

1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DPW HOLDINGS, INC.

By: /s/ Milton C. Ault, III
Name: Milton C. Ault, III
Title: Chief Executive Officer